Mail Stop 3561

July 18, 2008

V. Jeffrey Harrell, CEO and President
China Logistics Group, Inc.
7300 Alondra Boulevard
Suite 108
Paramount, California 90723

> **Re: China Logistics Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 19, 2008**
> **File No. 333-151783**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed May 19, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 20, 2008**
> **File No. 0-31497**

Dear Mr. Harrell:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to

be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the warrants.

2. To the extent not already provided, please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  o market price per share of the underlying securities on the date of the sale of that other security;

  o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  o the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  o the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  o the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and o   the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

5. Please provide us, with a view toward disclosure in the prospectus, with:
   - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

   - copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

   If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

6. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

7. In several places in your filing you provide generic descriptions of persons, entities or services. For example, you refer in many places to a "related party" without identifying the party. As another example, you refer in several places to "consulting services" provided, without describing the nature of those services. Please revise your filing to

provide more specific disclosure where you have used generic descriptions of persons, entities or services. We may have additional comments based on your revisions.

Registration Statement Cover Page

8. Please revise this section and the remainder of your prospectus for clarity and consistency. For example:

- In the calculation of the registration fee table, you have included a column for the dollar amount to be registered. Please revise to indicate shares being registered. ..

- You have included a column referring to offering price per "unit," yet you appear to be registering shares.

- Under the column for the proposed maximum offering price per unit you have listed the exercise prices per unit of underlying warrants, not the offering price to the public of the shares of common stock being registered.

- Your proposed maximum aggregate offering price amounts appear to be calculated based on the value of warrants instead of the value of shares of common stock you appear to be registering.

- The footnotes to your table state that the offering "includes" shares of common stock to be issuable upon the exercise of warrants. However, other parts of your filing indicate that all shares of common stock you are offering are issuable to selling security holders upon exercise of warrants.

These are only examples. We may have further comments based upon your revisions.

Prospectus Outside Front Cover Page

9. Please state prominently on the front cover page of your prospectus the fact that your auditors have issued a going concern opinion.

Other Pertinent Information

10. We note your statement that your web site is not a part of this prospectus. Please be aware that your prospectus is to include all material information regarding the company which would include any information included in your website. Please acknowledge this understanding to us.

Certain Defined Terms Used In This Prospectus

11. Please delete this section as the terms defined are or can be clear from their context. See

Rule 421(b)(3) of Regulation C.

Prospectus Summary, page 1

12. Please disclose the number of shares you are registering in this offering that are owned by affiliates of the company.

13. Please identify the meaning of "ISO Containers."

Prospectus Inside Front Cover Page

14. Please include the Dealer Prospectus Delivery Obligation information as required by Item 502(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

Prospectus Summary, page 1

15. In your summary, please state that you have received a going concern opinion from your auditors. Also, please disclose the number of shares you are registering in this offering that are owned by affiliates of the company.

16. Please revise the last sentence of the first paragraph which states that your subsidiary Shandong Jiajia "contracts with companies owing (sic) these assets…." If this is not a typographical error, please revise to clarify the nature of the business arrangement between your subsidiary and the companies with whom it contracts.

Summary of the Offering, page 2

17. Please revise this section and the remainder of your prospectus for consistency, clarifying share, unit or dollar amounts where necessary. For example,

- The calculation on page 2 of the total number of shares of common stock outstanding after the offering appears to include two million shares underlying options which you have not separately discussed in your disclosure of share numbers.

- The number of warrants you seek to register is 31,558,500 however your calculation on page five of possible profit to warrant holders addresses only 30,226,000 shares underlying warrants.

- You state on page three, under the section "Terms of the Offering with the Selling Security Holders," that you issued Skyebanc, Inc. warrants to purchase 207,500 shares of common stock. However, your table on page 41 shows that Skyebanc owns 61,125 shares – or warrants to purchase 61,125 shares – of common stock.

These are only examples. We may have further comments based on your revisions.

Terms of the Offering with the Selling Security Holders, page 3

18. In the second paragraph, clarify the types of services provided by Skyebanc, Inc. If they provided typical underwriting services with customary fees related to the private placement, so state.

19. In the fourth paragraph, indicate how the purchasers are to perfect their anti-dilution protection. Do they receive a cash payment from you or do they receive additional shares or warrants?

20. In the last paragraph on page 3, you reference certain rights, options and exceptions. Please revise here and elsewhere in the document to delete such references and instead describe all material terms in the discussion. The reference to "certain" in the document is not descriptive to someone unfamiliar with the transaction(s).

Fees and Payments Associated with the Transaction, page 4

21. Please revise to correct the reference to note (4) in the first table on page four.

22. You have not included in table of fees and payments associated with the transaction the potential liquidated damages payment you refer to on page three. Please revise to include this in the table, or advise us why you think it is not appropriate to include the liquidated damages payment in the table.

Possible Profit to the Selling Security Holders on the Shares of Common Stock Included in the Units, page 5

23. You state that the shares of common stock offered as a component of the units were purchased at an offering price of $0.25 per unit. In the first paragraph on page three you state the offering price per unit in connection with your April 2008 private placement was $250,000. Please revise to state the correct offering price per unit distinguishing, if necessary, between units and shares for clarity.

24. Your table shows total possible shares to be received upon exercise of the warrants disclosed as 30,226,000. You are, however, registering 31,558,500 shares underlying warrants. Please revise or add a footnote to your table explaining the variance and the origin of the 1,332,500 shares not disclosed in the table.

Short Position Information, page 6

25. Please provide a representation that Double U Master Fund, L.P. will also comply with the stated position.

Risk Factors, page 8

26. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. You should avoid presentation of risks that are generic or contain boilerplate language that could apply to any issuer or any offering. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please refer to the following risk factors:

   • "We are dependent on certain key personnel and the loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations." Page 9.

   • "Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences." Page 12.

   • "Our corporate actions are substantially controlled by our management." Page 13.

   • "If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease." Page 14.

Our Corporate Actions…, page 13

27. Please reconcile the percentage ownership with the table on page 36.

Recent Capital Raising Transaction, page 16

28. Please file forms of subscription agreements used in the private offerings of the shares you are now registering for resale. Also, please file any registration rights agreements and any other material agreements regarding these shares.

Our Business, page 25

29. In your "Overview" section, you state that, in "2006 we reported revenues of $1,211,506, which includes revenues to a related party of $1,061,350." Please provide further disclosure on what you mean by "revenues to a related party" and identify the related party.

30. You state that your management chose to acquire Shandong Jiajia in an effort to improve shareholder value. Please describe how the transaction was to improve shareholder value.

31. Please verify that the conversion rates listed in the fifth paragraph on page 29 have been revised to give pro forma effect to the 1 for 40 reverse stock split.

History of Our Company, page 29

32. Please expand this section to include the manner in which you identified Shandong Jiajia, whether you had any prior relationship with them and the manner in which the purchase price and terms were determined. Please also state whether Messrs Liu and Chen were affiliated with the other parties in the transaction.

33. The name of your company appears to have changed several times. Please disclose the type of business you carried on under each name. For example, with regard to ValuSALES, Inc., you state that you had no operations until you acquired property, equipment and inventory in July 1999. Please disclose the type of business you carried on with ValuSALES, Inc. and each of its successor entities.

34. Please disclose the identity of the sole shareholder from whom you purchased Graphics Distribution, Inc.

35. You state that, in connection with the purchase of Shandon Jiajia "a shareholder/related party agreed to personally assume any liabilities which may result from a stock purchase agreement we entered into in August 2004 with Graphics Distribution, Inc." Please disclose that the referenced shareholder is Mr. David Aubel and discuss the reasons for the assumption of liabilities and the consideration received in that regard.

36. We note your disclosure that, "in addition, the parties agreed that the accrued compensation and convertible note payable-related party included in our current liabilities at September 30, 2007 would be converted into shares of our common stock at conversion rates of $.018 and $.02 per share, respectively, resulting in the issuance of approximately 3,445,853 shares of our common stock." Please provide additional disclosure about this transaction. Specifically, please disclose the amount Mr. Aubel was owed under the demand note and provide a calculation of the value of the shares offered to him in exchange for the note, based on the conversion rates you disclosed and the then-existing market value of the stock.

37. Indicate the type of assistance Capital One Resource Co., Ltd. And Mr. Wang provided in the transaction. In addition, provide the business reason(s) for the additional consideration provided to Mr. Chen.

Properties, page 30

38. Please also indicate whether the other properties are also leased from unaffiliated parties.

Management, page 31

39. You must disclose the business experience of all of your officers, directors, and key employees during the past five years without gaps or ambiguities, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K. You discuss Mr. Harrell's business experience during the past 20 years in general terms. You state that Mr. Harrell is the Chairman and CEO and has served "in such capacities since 1999." Since China Logistics Group has only existed in its present form since 2007, please revise to provide more detailed disclosure of Mr. Harrell's business experience during the past five years.

Executive Compensation, page 34

40. Please revise your disclosure of the compensation paid to the named executive officers to include a discussion of the objectives of the compensation structure, what the compensation structure is designed to reward, why the company chooses to pay each element of compensation, how the company determines the amount of each element of compensation and how each element of compensation fits into the company's overall compensation objectives. See Item 402(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 36

41. You disclose three transactions between Shandong Jiajia and related parties, including two loans and one lease. Please revise to include the names and relationships of the related parties, as well as additional information about the indebtedness as required by Item 402(a) of Regulation S-K.

42. You have disclosed that the company owes $511,435 to a related party. Your financial statements show and amount of $736,677 due to related parties. Please identify the related party or parties and reconcile the amounts.

43. Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

44. Please file as exhibits the note and share exchange agreement between the company and David Aubel. Also, if any other contracts referenced in this section are material contracts not made in the ordinary course of business, please file them as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Selling Security Holders, page 48

45. For Mr. Fulton and Mr. Wolfgang please disclose, if true, that:

- the seller acquired the shares in the ordinary course of business, and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling security holder is an underwriter.

Interim Financial Statements

46. Please address the comments below on your annual financial statements in your interim financial statements, as applicable.

47. In light of the significant equity transactions that occurred during the three month period ended March 31, 2008, please provide a statement of stockholders' equity for this period.

Statements of Operations, page F-3

48. Please show us how you computed the amount of minority interest in income of consolidated subsidiary for the three months ended March 31, 2008.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-6

49. Please revise your revenue recognition policy to be more specific. In particular, please identify each type of arrangement through which you earn revenues and disclose the timing of revenue recognition in each case. Additionally, in light of the significance of your allowance for doubtful accounts relative to total accounts receivable, please tell us how you concluded that you have met the criteria for revenue recognition that collectability be reasonably assured. Refer to SAB Topic 13.

Note 5 – Convertible Note Payable – Related Party, page F-9

50. Please tell in detail and disclose how you accounted for the conversion of the convertible note payable, including how you accounted for the related derivative liability associated with the embedded conversion feature. Clarify what "excess value" refers to in your disclosure, and explain why such excess value is properly treated as an additional capital contribution. Tell us the specific basis in GAAP for your accounting.

Note 11 – Subsequent Event, page F-11

51. Your disclosure that you sold 15.113 units at an offering price of $.25 per unit and raised gross proceeds of $3.78 million does not recompute and is not consistent with the terms

of the offering described elsewhere throughout the document. Please revise for accuracy and consistency.

Annual Financial Statements

52. Please revise your financial statements and related notes to give retroactive effect to the 1 for 40 reverse stock split that was effective on March 11, 2008. Refer to SAB Topic 4:C.

53. We note that you did not report any revenues from the sale of your home entertainment media products and solutions during the fiscal year ended December 31, 2007 or the interim period ended March 31, 2008. Please tell us whether you have ceased or abandoned the operations of your historical home entertainment media business, and if so, when. Also tell us your basis for continuing to report this business within continuing operations as opposed to discontinued operations. Refer, for guidance, to SFAS 144.

Report of Independent Registered Public Accounting Firm, page F-12

54. Please obtain a revised auditors' report which refers to "the standards" rather than the "auditing standards" of the Public Company Accounting Oversight Board (United States). Refer to PCAOB Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov. A reference to "auditing standards" of the PCAOB is too narrow and preclusive to other standards applicable to the audit. The revised auditors' report should also omit reference to conducting the audit in accordance with "generally accepted auditing standards as established by the Auditing Standards Board (United States)." Additionally, please have your auditors include an explanatory paragraph regarding the restatement of your 2007 financial statements as required by Auditing Standards Codification Section AU 420.12 in the revised report. Please have your auditors make conforming revisions to the audit report included in Form 8-K filed March 18, 2008.

Statements of Stockholders' Deficit, page F-15

55. Please disclose the nature and amount of each component of other comprehensive income/loss and accumulated other comprehensive income/loss. Also revise the column heading here and the related balance sheet caption under stockholders' deficit to read "accumulated other comprehensive income/loss" rather than "other comprehensive income." Refer to SFAS 130.

Statements of Cash Flows, page F-16

56. Please disclose the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash during the periods. Refer to paragraph 25 of SFAS 95.

Note 3 – Restatement of Financial Statements, page F-21

57. Please revise to also disclose the effect of the restatements on net income/loss and the related per share amounts. Refer to paragraph 26 of SFAS 154.

Note 5 – Accounts Receivable, page F-21

58. Please tell us and discuss in management's discussion and analysis or plan of operations section why the allowance for doubtful accounts receivable is such a significant percentage of the accounts receivable balance outstanding at each balance sheet date.

Note 9 – Derivative Liability, page F-22

59. Please disclose the assumptions used in estimating the fair value of the embedded conversion option as of each balance sheet date presented. Also disclose how you arrived at each of the assumptions.

Note 10 – Convertible Note Payable – Related Party, page F-22

60. Please revise to clarify whether the notes payable discussed in this footnote are the same notes payable discussed in footnote 9. Also explain why interest on these notes is not paid in cash and how the interest accrual is otherwise relieved.

Note 11 - Stock Options, page F-23

61. Please revise to disclose whether the stock options are exercisable immediately, and if not, disclose the vesting terms of the options.

Note 14 - Business Combinations, page F-23

62. Tell us whether there are any contingencies outstanding that could result in a nullification or rescission of the merger agreement between you and Shandong Jiajia.   If so, advise us in detail and disclose the nature and terms of these contingencies. Also tell us your basis in GAAP for accounting for the merger as a December 31, 2007 transaction to the extent there were any conditions to the merger that had not been fulfilled as of that date.

63. Please tell us in detail the basis in GAAP for accounting for the merger transaction with Shandong Jiajia using the purchase method of accounting, as opposed to accounting for the merger as a reverse acquisition. Explain the terms of the transaction which support your accounting. In this regard, we note your disclosure on page 3 of Form 8-K filed January 7, 2008 that the issuance of Series A Preferred Stock to the owners of Shandong Jiajia in connection with the merger resulted in a change of control of your company, in that such shares represent approximately 56% of your voting securities. Please be sure to

address how you considered the significant number of shares issued to consultants and finders in determining the proper accounting for the merger transaction. In responding to the comment, please also address each of the following items:

- Tell us whether you were a shell company at the time of the merger, and how you arrived at your conclusion;
- Tell us the relative voting rights of each significant interest in the combined entity after the merger; please be clear as to the consideration given to the existence of any unusual or special voting arrangements and options, warrants and convertible securities outstanding;
- Explain to us which party to the merger, if any, has the ability to elect or appoint a voting majority of the governing body of the combined entity;
- Tell us which of the combining entities' senior management dominates the senior management of the combined entity, clarifying the relative management authority of the three executive officers/key employees named on page 31;
- Tell us how the $2 million in cash merger consideration paid to Shandong Jiajia raised and paid post merger impacted your assessment of the proper accounting for the merger given that the only substantive operations of the merged entity were those of Shandong Jiajia;
- Tell us why the finders and consultants received such a significant ownership interest in the combined entity, as based on your disclosures, it appears the finders and consultants received a greater ownership interest than your shareholders or the shareholders of Shandong Jiajia;
- Tell us why the finders and consultants fees were structured such that you issued non-voting preferred shares immediately convertible into voting common stock;
- Tell us whether the finders and consultants fees were contingent on the successful completion of the merger;
- Tell us whether and how the finders/consultant fees are accounted for in the pre-merger financial statements of China Logistics, Inc. and/or in the post-merger financial statements of the combined entity and indicate the basis in GAAP for your accounting; and
- Tell us whether the finders fees and consultant fees should be considered part of the direct cost of the acquired entity, and why or why not. Refer, for guidance, to paragraphs 24 and A8 of SFAS 141.

64. Please revise the condensed balance sheet showing the amount assigned in the purchase price allocation to each major asset and liability such that it reconciles clearly to the total cost of the acquisition as disclosed on the preceding page. Your current disclosure is unclear in terms of how the acquisition cost was allocated to the assets acquired and liabilities assumed.

65. Further to the preceding comment, please clarify what the line item in the table captioned "other comprehensive income" represents. If you have allocated a portion of the

acquisition cost to this item, please ensure we understand why and explain the basis in GAAP for your accounting.

66. Please tell us the process you undertook to identify all acquired intangible assets. Also tell us and disclose how you determined the fair value of the acquired non-contractual customer relationships. Refer, for guidance, to paragraphs 39 and Appendix A of SFAS 141.

67. Please disclose the period over which acquired non-contractual customer relationships are being amortized. Refer to paragraph 52.a.(3) of SFAS 141.

Note 22 – Contingencies, page F-30

68. Please revise to address the discrepancy between the pro forma net loss shown here and the pro forma net loss disclosed in note 14 for the fiscal year ended December 31, 2007. Otherwise, please advise.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

69. Several of your sales of unregistered securities appear to have been acquired at substantial premiums to the market value of your stock disclosed on page 15 of your prospectus. Please provide additional disclosure on the variance between the market value of your stock and the price at which it was acquired in the transactions described in this section. In particular please disclose why the stock was acquired at such premiums to market value and – where not otherwise disclosed – the identity of the acquiring parties. Further, please disclose how you accounted for the premiums at which your stock was acquired. As examples only, and not a complete list, you disclose the following sales of unregistered securities:

- You sold 2,750 shares of your common stock to an unnamed party as compensation for consulting services valued at $178,750.
- You sold 6,600 shares of your common stock in satisfaction of $423,500 due to Mr. Aubel under a note.

These are only examples. We may have additional comments based on your responses.

Item 16. Exhibits, page II-5

70. Please file as an exhibit forms of the subscription agreements used in the offerings of the Class A and Class B warrants held by the selling shareholders, as well as forms of the warrants.

71. Exhibit 10.5 incorporates by reference the Acquisition Agreement. This exhibit is incomplete, as according to your Form 8-K/A filed on March 18, 2008, there have been at least two amendments to the Acquisition Agreement. Please revise to file the complete Acquisition Agreement with all amendments.

72. You have filed as Exhibit 10.11 the lease for your office space in California. Please disclose why you have not also filed as exhibits the leases for your leased properties in China.

Item 17. Undertakings, page II-6

73. It appears as if you are subject to Rule 430C of the Securities Act and must provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Please revise to include the undertakings or tell us why it is not necessary to do so.

Signatures, page II-7

74. V. Jeffrey Harrell has signed as, among other titles, "principal executive financial." Please revise this term to state, if correct, "principal financial officer." See Instruction 1 to the Signatures section of Form S-1.

Form 10-K/A for Fiscal Year Ended December 31, 2007

75. Please make conforming revisions to comply with the applicable comments above, as necessary.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

76. Please make conforming revisions to comply with the applicable comments above, as necessary.

Item 4T. Controls and Procedures, page 20

77. Please revise to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as opposed to internal controls over financial reporting.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin M. Olson, Attorney-

Advisor, at (202) 551-3331, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James Schneider, Esq.
       Schneider Weinberger & Beilly LLP
       Via Facsimile